UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q

☐ Form N-SAR

For Period Ended: October 28, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I

REGISTRANT INFORMATION

Full Name of registrant:                 Hancock Fabrics, Inc.

Former Name if applicable:         Not applicable

Address of principal executive office:    One Fashion Way

City, state and zip code:                                Baldwyn, Mississippi  38824

PART II

RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

Hancock Fabrics, Inc. is unable without unreasonable effort and expense to file its Quarterly Report on Form 10-Q for the period ended October 28, 2006 on a timely basis, due to the need to restate Hancock’s previously issued consolidated financial statements for fiscal years 2004 and 2003 and the quarterly periods for fiscal years 2005 and 2004. As discussed below, the restatements are being made to reflect the necessary adjustments related to the physical inventories taken in early 2006 as previously disclosed; corrections related to pension expense and the related obligations as previously disclosed; and other adjustments related to the accounting for inventories, leases, accruals, and other items identified during the completion of the fiscal year 2005 closing process. As a result, Hancock has not yet been able to file its Annual Report on Form 10-K for the period ended January 28, 2006 or its Quarterly Reports on Form 10-Q for the periods ended April 29, 2006 and July 29, 2006.

Hancock is working to file those reports as soon as practicable. On April 13, 2006, Hancock filed with the Securities and Exchange Commission ("SEC") a Notification of Late Filing on Form 12b-25 pertaining to its unfiled Annual Report on Form 10-K for the period ended January 28, 2006. On June 8, 2006, Hancock filed with the SEC a Notification of Late Filing on Form 12b-25 pertaining to its unfiled Quarterly Report on Form 10-Q for the period ended April 29, 2006. In addition, on September 8, 2006, Hancock filed with the SEC a Notification of Late Filing on Form 12b-25 pertaining to its unfiled Quarterly Report on Form 10-Q for the period ended July 29, 2006.

Furthermore, due to the restatement process, Hancock will be unable to file its Quarterly Report on Form 10-Q for the period ended October 28, 2006 by December 7, 2006. Hancock intends to file its Quarterly Report on Form 10-Q for the period ended October 28, 2006 as soon as practical; however, the filing will not be made before Hancock files its Annual Report on Form 10-K for the period ended January 28, 2006 and its Quarterly Reports on Form 10-Q for the periods ended April 29, 2006 and July 29, 2006. Hancock expects to be able to file its Annual Report on Form 10-K for the period ended January 28, 2006 by December 31, 2006.

As previously reported in Hancock’s Notifications of Late Filing on Form 12b-25, Hancock undertook a complete physical inventory of all stores to confirm an accurate count of inventory. The inventory counting process began on February 19, 2006 and was completed on April 15, 2006. Subsequent to the completion of the physical counts, the inventory quantities derived from these counts were extended at cost and reconciled back to January 28, 2006, using purchase and sale records for the intervening period.

The need for a complete recount of all store inventories was the result of Hancock's use of average weight conversion factors for its fabric inventory, particularly fabric bought by Hancock on an opportunistic basis (i.e., manufacturers' close-outs and excess production runs). Consistent with industry practice, during a store physical inventory count, fabric inventory is weighed and the weight is converted to yards using a weight conversion factor, because it would take an extraordinary length of time to unroll every bolt of fabric, measure the yardage and re-roll the fabric on the bolt. Specific (not average) conversion factors are developed by the internal audit department for basic, everyday, fabric because each item might consist of hundreds, or even thousands, of bolts of identical fabric over the course of a year. However, in the case of opportunistic purchases of fabric that, by their nature, might consist of many different types of fabric, an averaging technique was used, whereby the different types of fabric were weighed together at Hancock's distribution center and the average conversion factor for the lot was assigned to each individual item. This averaging procedure was used because of the amount of time and cost that would have been required to develop a conversion factor for each of the individual items in the opportunistic assortments, none of which individually comprise a significant amount of product. As with any average, some items in each lot are above, below and equal to the average. At the point in time when the average factor is determined, inventory is fairly stated, because the complete lot is still in inventory; however, once the inventory is shipped to the stores and the various types of fabric in the lot begin to sell at different rates, the lot's average conversion factor that remains assigned to each item in the assortment may not provide the same overall inventory result that having specific weight factors for each item would yield.

In order to obtain a more precise inventory result, the recount of Hancock's store inventory was done through a combination of calculating specific conversion factors for as many individual fabric items as possible and, when not possible, by unrolling the fabric and measuring the yardage. Until the reconciliation back to January 28, 2006 was completed, there was no way to determine whether the averaging technique previously utilized caused inventory to be fairly stated, understated or overstated. However, even if it had been determined that inventory was fairly stated in all material respects, the use of average weight factors in lieu of specific weight factors could have resulted and, in this case, did result in a material misstatement of inventory.

Although still under review, management’s best estimate at this point is that cost of goods sold was understated and inventory was overstated by approximately $6.5 million pretax over the first three quarters of 2005 (Q1 = $800,000; Q2 = $2.4 million; Q3 = $3.3 million) and approximately $4.1 million on an after-tax basis. Accordingly, Hancock’s previously issued financial statements for the first three quarters of 2005, which originally reflected a total of $148.3 million of cost of goods sold for the three quarters ended October 29, 2005 and inventory of $178.5 million as of that date, are being restated.

Also, during the fiscal year 2005 closing process, Hancock discovered the following errors in its previously issued consolidated financial statements which, as shown below, have the aggregate effect of reducing net earnings by $64,000 in 2004 and $126,000 in 2003, or approximately $.01 per share in each year:

•
As previously reported in Hancock’s Current Report on Form 8-K dated June 12, 2006, management determined that historical actuarial estimates of pension expense were incorrect, resulting in periodic non-cash adjustments to the pension accounts.

•
Hancock has determined that its accounting policies for certain lease-related matters, including straight-line rent expense, classification of leasehold improvements, and asset retirement obligations, were incorrect resulting in adjustments to noncurrent assets, leasehold improvements, accrued and other liabilities and the related depreciation and amortization and rent expense accounts.

•
Hancock has determined that its accounting for inbound freight on inventory purchases was not properly capitalized and the intracompany profits between its warehouse and retail stores had not been properly eliminated resulting in adjustments to inventories and cost of goods sold.

•
Hancock has determined that prior accruals for in-transit purchases of inventory and normal operating expenses were not correctly stated. This resulted in adjustments to inventories and accounts payable for the in-transit inventory and to selling, general and administrative expenses and accrued expenses for the normal operating expenses.

•
Hancock has determined that the classification of certain balance sheet accounts required correction within the consolidated balance sheet to properly state receivables, inventories, property and equipment, prepaid expenses, accounts payable and accrued and other liabilities. Additionally, Hancock also identified other adjustments impacting the statement of operations which individually and collectively were not considered material but has decided to include those in the restatement as well.

As a result, Hancock’s previously issued financial statements for the first three quarters of 2005, each of the four quarters of 2004 and each of the fiscal years ended February 2, 2003 through January 30, 2005 need to be restated. A summary of the adjustments on total shareholders’ equity and the statement of operations expected to be included in the amended filing are presented below. The adjustment amounts are Hancock’s best estimate of the required adjustments at this point; however, Hancock continues to evaluate the items and the amounts could change, although, management is not aware of any changes in the amounts as of the date of this filing.

Impact of Adjustments on Shareholders' Equity (in thousands):

	Total Shareholders' Equity
	As of January 30, 2005	As of February 1, 2004	As of February 3, 2003
Previously reported	$128,566	$131,580	$124,231
After-tax adjustments related to:
Pension expense	(1,764)	(1,630)	(1,510)
Pension obligation (a)	(14,374)	(219)	(11,957)
Leases	(433)	(419)	(593)
Inventories	889	743	805
Accruals	(947)	(831)	(849)
Other	466	1,106	1,186

As restated	$112,403	$130,330	$111,313

(a) Minimum pension liabilities recorded through other comprehensive loss.

Consolidated Statement of Operations for the Fiscal Year Ended January 30, 2005 (in thousands, except per share data):

	As Previously	Total
	Reported	Adjustments	As Restated
Sales	$426,691	$19	$426,710
Cost of goods sold	217,570	(230)	217,340
Gross profit	209,121	249	209,370
Selling, general and administrative expense	197,637	880	198,517
Depreciation and amortization	7,796	(530)	7,266
Operating income	3,688	(101)	3,587
Interest expense, net	927	-	927
Earnings before income taxes	2,761	(101)	2,660
Income taxes	1,003	(37)	966
Net earnings	$1,758	$(64)	$1,694
Basic earnings per share	$0.10	$(0.01)	$0.09
Diluted earnings per share	$0.09	$-	$0.09

Consolidated Statement of Operations for the Fiscal Year Ended February 1, 2004 (in thousands, except per share data):

	As Previously	Total
	Reported	Adjustments	As Restated
Sales	$443,605	$4	$443,609
Cost of goods sold	215,012	97	215,109
Gross profit	228,593	(93)	228,500
Selling, general and administrative expense	194,444	113	194,557
Depreciation and amortization	6,275	(266)	6,009
Operating income	27,874	60	27,934
Interest expense, net	515	-	515
Earnings before income taxes and
cumulative effect of change in
accounting principle	27,359	60	27,419
Income taxes	9,931	23	9,954
Earnings before cumulative effect
of change in accounting principle	17,428	37	17,465
Cumulative effect of change in
accounting principle for asset retirement
obligations, net of tax benefit of ($95)	-	(163)	(163)
Net earnings	$17,428	$(126)	$17,302

Basic earnings per share:
Earnings before cumulative effect
of change in accounting principle	$0.99	$-	$0.99
Cumulative effect of change in
accounting principle	-	(0.01)	$(0.01)
Net earnings	$0.99	$(0.01)	$0.98

Diluted earnings per share:
Earnings before cumulative effect
of change in accounting principle	$0.94	$-	$0.94
Cumulative effect of change in
accounting principle	-	(0.01)	(0.01)
Net earnings	$0.94	$(0.01)	$0.93

While management has not yet completed its assessment of Hancock's internal control over financial reporting, management has concluded, as of the date of this filing, that material weaknesses existed (a) as of its most recent year end January 28, 2006, (b) as of April 29, 2006, (c) as of July 29, 2006 and (d) as of October 28, 2006. Therefore, Hancock did not maintain effective controls (i) over the completeness, accuracy and valuation of fabric inventory acquired in assorted lots, the capitalization of inbound freight and the recording of the elimination of intracompany profit in inventory; (ii) over the completeness and accuracy of pension benefit obligations and related pension expense; (iii) over the accounting for lease transactions related to straight line rent calculations, stepped rent calculations, classification of improvements, and asset retirement obligations; and (iv) related to maintaining a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of accounting principles generally accepted in the United States of America commensurate with Hancock’s financial reporting requirements. These control deficiencies resulted in a misstatement of various accounts in the consolidated balance sheet and statement of operations that resulted in a material misstatement of the previously issued annual and interim consolidated financial statements that was not prevented or detected. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Because of the material weaknesses described above, management expects it will conclude that as of January 28, 2006, Hancock's internal control over financial reporting was not effective, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, as a result of the existence of the material weaknesses, Hancock's management believes that the report of its independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of Hancock's internal control over financial reporting as of January 28, 2006. Because management's required assessment of internal control over financial reporting is not complete, it is possible that Hancock will identify other control deficiencies, and there can be no assurance that such control deficiencies would not, individually or in the aggregate, constitute an additional material weakness that existed as of January 28, 2006 and subsequent periods.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Sam D. Chafetz                    (901) 577-2148

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Hancock’s Annual Report on Form 10-K for the period ended January 28, 2006 has not been filed.

Hancock’s Quarterly Report on Form 10-Q for the period ended April 29, 2006 has not been filed.

Hancock’s Quarterly Report on Form 10-Q for the period ended July 29, 2006 has not been filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Explanation:

See discussion of adjustments to previously issued financial statements under Part III.

SIGNATURE

Hancock Fabrics, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

HANCOCK FABRICS, INC.
(Registrant)

By: /s/ Bruce D. Smith
Name:	Bruce D. Smith
Title:	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)

Date: December 8, 2006